AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

March 18, 2009
 VIA SEDAR

To: All applicable Exchanges and Commissions

 Dear Sirs/Mesdames:

Re:          Notice of the Meeting and Record Date

2009 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Avino Silver & Gold Mines Ltd.
ISIN	CA0539061030
CUSIP	053906103
Meeting Date	June 26, 2009
Record Date for Notice	May 1, 2009
Record Date for Voting	May 1, 2009
Beneficial Ownership Determination Date	May 1, 2009
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

AVINO SILVER & GOLD MINES LTD.

"Dorothy Chin"
Dorothy Chin Corporate Secretary